Via EDGAR

Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

December 10, 2015

Re:	Dyax Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 23, 2015

File No. 000-24537

Dear Mr. Reynolds:

On behalf of Dyax Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated December 9, 2015, with respect to the filing referenced above.

This letter is being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the Preliminary Proxy Statement (File No. 000-24537) (the “Preliminary Proxy Statement”). Terms not otherwise defined in this letter have the meaning set forth in the Preliminary Proxy Statement.

Background of the Merger, page 28

1.	On page 46 you disclose that you presented financial forecasts to Centerview in May 2015. However, on page 29 you state that Dyax entered into a formal engagement letter with Centerview on June 24, 2015. Please clarify whether any material discussions or contacts regarding a potential merger occurred before June 24, 2015.

Response:

In response to the Staff’s comment, the Company confirms that there were no material discussions or contacts regarding a potential merger involving the Company prior to June 24, 2015. The Company has revised the first paragraph on page 29 of the Preliminary Proxy Statement to read as the following:

“On June 24, 2015, Dyax entered into a formal engagement letter with Centerview to provide financial advisory services in support of the board of directors’ ongoing evaluation and review of ~~such~~ strategic opportunities conducted on a regular basis to maximize stockholder value, in light of Centerview’s reputation and substantial knowledge and expertise with respect to the pharmaceutical industry and mergers and acquisitions transactions generally.”

2.	On page 29, you state that “the board of directors was aware that one director had an ownership interest in a corporation that had recently been acquired by Shire.” Please clarify why the board concluded that this transaction did not raise any conflicts of interest for this director. Also tell us why you believe additional disclosure about this transaction is not required pursuant to Item 14(b)(7) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has revised the fifth sentence of the fourth paragraph on page 29 of the Preliminary Proxy Statement to read as the following:

“The board of directors was aware that one director had an ownership interest in a corporation that had ~~recently been acquired by Shire~~ been acquired by Shire more than two years prior to the date of this meeting of the board of directors and concluded that such ownership and the transaction did not raise any conflicts of interest as the board of directors did not believe such transaction or ownership interest was material.”

In addition, the Company believes additional disclosure regarding such transaction is not required pursuant to Item 14(b)(7) of Schedule 14A, because the Company believes that such transaction, which occurred more than two years prior to the date of the Preliminary Proxy Statement, is not material to a Dyax stockholder or the decision of a Dyax stockholder regarding whether to approve the merger agreement.

3.	We note your disclosure on page 83 that the CVRs are granted pro rata, are non-transferrable, do not represent any equity or ownership interest, etc. However, on page 32 you disclose that “it was the consensus of the board of directors that the costs of having contingent value rights consideration that needed to be registered under the federal securities laws outweighed the potential benefits, because of the delay in closing that would be caused by having the contingent value rights registered.” Please clarify this language and tell us whether you believe that the CVRs are securities under the Securities Act of 1933.

Response to Staff comment regarding disclosure on page 83 of the Preliminary Proxy Statement:

In response to the Staff’s comment, the Company has revised the tenth sentence of the second paragraph on page 32 of the Preliminary Proxy Statement to read as the following:

“While noting that the terms of the contingent value rights would need to be further negotiated, it was the consensus of the board of directors that the contingent value rights be non-transferrable and unregistered, because the costs of having contingent value rights consideration that ~~needed to~~ would be transferable and registered under the federal securities laws, including the delay in closing, outweighed the potential benefits~~, because~~ of ~~the delay in closing that would be caused by~~ having ~~the~~ contingent value rights be transferable and registered.”

Response to Staff comment regarding whether the Company believes that the CVRs are securities:

The Company believes that (i) the contractual contingent value rights (the “CVRs”) as described in the Preliminary Proxy Statement are not “securities” under the Securities Act of 1933 (the “Securities Act”), (ii) registration of the CVRs under the Securities Act is not required and (iii) treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has not recommended enforcement action in connection with the issuance, without registration, of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

As described in the Preliminary Proxy Statement, the CVRs would give holders of Dyax shares the contractual right to receive a payment of $4.00 in cash per Dyax share, without interest, upon the achievement of the regulatory approval milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR agreement.

Staff No Action Positions

The Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs, were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief:

(i)	the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

(ii)	the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

(iii)	the rights are non-transferable, except by operation of law or by will or intestacy;

(iv)	the rights will not be evidenced by any form of certificate or instrument; and

(v)	any amount ultimately paid to the holders of the rights does not depend on the operating results of the surviving company or any constituent company to the merger.

(See, e.g., Lorimar, Inc. (November 4, 1985); Slater Development Corporation (April 7, 1988); Essex Communications Corp. (June 28, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002); and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

Recent Transactions

These criteria are well established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon achievement of regulatory approval similar to those that determine payment under the CVRs. Several recent examples include:

•	BioMarin Falcons B.V. and BioMarin Giants B.V.’s 2015 acquisition of Prosensa Holding N.V., in which BioMarin Falcons B.V. and BioMarin Giants B.V. agreed to pay, for each issued and outstanding ordinary share of Prosensa Holding N.V., $17.75, plus one non-transferrable contingent value right, which represented the contractual right to receive cash payments of up to $4.14 per share in the aggregate upon the achievement of certain product approval milestones.

•	Forest Laboratories, Inc.’s 2013 acquisition of Furiex Pharmaceuticals, Inc., in which Forest Laboratories agreed to pay, for each share of Furiex Pharmaceuticals, $95.00 plus one non-transferable contingent value right to receive up to an additional $30.00 per share, payable upon the achievement of certain regulatory milestones related to FDA approval of new drug applications.

•	Echo Pharma Acquisition Limited’s 2013 tender offer for all of the outstanding shares of Elan Corporation, plc, in which Echo Pharma Acquisition Limited agreed to pay, for each share of Elan Corporation, $13.00 plus one non-transferable contingent value right, which entitled the holder to receive up to an additional $2.50 per share, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon FDA approval of certain additions to the label for Elan Corporation’s Tysabri product. The second and third contingent payments were payable if the worldwide net sales of Tysabri for certain periods were in excess of certain net sales thresholds.

•	ViroPharma Inc.’s October 2008 acquisition of Lev Pharmaceuticals, in which ViroPharma agreed to pay for each share of Lev Pharmaceuticals stock an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two contingent payments in cash, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a specified time period.

•	Endo Pharmaceuticals Holdings Inc.’s March 2009 acquisition of Indevus Pharmaceuticals, Inc., in which the merger consideration included an upfront cash payment and a non-transferable contingent right to receive up to an additional $3.00 per share for certain milestones relating to a given product, Nebido. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a “boxed warning” label. The full amount of this payment would be payable either upon FDA approval without the boxed warning label, or if the product was subject to a boxed warning label, upon achievement of a specified sales target for the product. The second contingent payment will become payable if an additional specified product is approved by the FDA within a given time period.

The Contingent Value Rights

The CVRs have the same five essential characteristics the Staff has identified in the no-action letters cited above and were present in the transactions described above:

•	The CVRs are an integral part of the consideration to be received by Dyax’s stockholders because they will be given to Dyax’s stockholders as part of the consideration of Dyax shares at the same time as the per share cash consideration is paid (see pages 58 and 59 of the Preliminary Proxy Statement);

•	The CVRs will not represent any ownership interest in Dyax, SPI, Merger Sub, Shire or their subsidiaries and will not have any voting or dividend rights, nor will the CVRs bear any interest (see page 83 of the Preliminary Proxy Statement);

•	The CVRs will not be assignable or transferable except (a) upon death of a CVR holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by DTC (see page 83 of the Preliminary Proxy Statement);

•	The CVRs will not be evidenced by any certificate or other instrument (see page 83 of the Preliminary Proxy Statement); and

•	The CVRs represent only the contractual right to receive the contingent payments described above, and accordingly, any payment obligations to CVR holders depend only on receipt of the applicable regulatory approval, not the operating results of Dyax, SPI or Shire (see pages 81 and 82 of the Preliminary Proxy Statement).

On the basis of the foregoing, the Company respectfully submits that the CVRs are not “securities” within the meaning of the Securities Act and, accordingly, registration of the CVRs under the Securities Act is not required.

Explanatory Note Regarding the Merger Agreement, page 57

4.	We note your cautionary language in the second paragraph. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response: In response to the Staff’s comment, the Company has included the following sentence after the second sentence in the second paragraph on page 57 of the Preliminary Proxy Statement:

“Any material facts in Dyax’s public reports previously filed with SEC that are incorporated by reference into this proxy statement that contradict the factual disclosures about Dyax contained in the representations and warranties in the merger agreement shall modify such factual disclosures.”

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-7931.

Sincerely,

/s/ Krishna Veeraraghavan
Name:	Krishna Veeraraghavan
Title:	Partner, Sullivan & Cromwell LLP

cc:	Andrew Ashe

(Dyax Corp.)

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Andrew Ashe
Name:	Andrew Ashe
Title:	Executive Vice President and General Counsel